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                             January 28, 2021

       Jeffrey Chugg
       Vice President, Legal
       TaskUs, Inc.
       1650 Independence Drive, Suite 100
       New Braunfels, TX 78132

                                                        Re: TaskUs, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted January
15, 2021
                                                            CIK No. 0001829864

       Dear Mr. Chugg:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates
       Share-based Compensation, page 101

   1. Please expand the disclosure on page 103 to further explain why you believe the
                                                        December 10, 2019
valuation continued to represent your best estimate of fair value at the time of the March 9,
2020 and June 3, 2020 grants. Please supplementally provide us an analysis of the fair
value of common shares and options using the same probability weighted expected
return method, including comparable market data, comparable
                                                        guideline transaction
multiples and publicly traded comparable and historical IPO
                                                        multiples as of March
9, 2020 and June 3, 2020 which support your determination that the
 Jeffrey Chugg
TaskUs, Inc.
January 28, 2021
Page 2
       December 10, 2019 valuation was still the best estimate.
        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551- 3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameJeffrey Chugg
                                                           Division of
Corporation Finance
Comapany NameTaskUs, Inc.
                                                           Office of Technology
January 28, 2021 Page 2
cc:       Edgar J. Lewandowski, Esq.
FirstName LastName